SE

20010504

A

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-32152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5314 Maryland Way, Suite 300
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Roland 615-277-9471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, PC
(Name – *if individual, state last, first, middle name*)

1201 Demonbreun St, Ste 1220 (Address) Nashville (City) TN (State) 37203 (Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

SUSAN H. RICH STATE OF TENNESSEE NOTARY PUBLIC MY COMM. EXP. MAY 1, 2021 WILLIAMSON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Report of Independent Registered Public Accounting Firm's Review of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Financial Statements and Supplementary Data

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Table of Contents

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC.)
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TrustCore Investments, LLC (a wholly-owned subsidiary of TrustCore, LLC) as of December 31, 2019, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TrustCore Investments, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustCore Investments, LLC's management. Our responsibility is to express an opinion on TrustCore Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TrustCore Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1201 DEMONBREUN STREET • SUITE 1220 • NASHVILLE, TENNESSEE 37203-3140 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

Auditor's Report on Supplemental Information

The information contained in Schedules 1 through 4 (Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 4 - Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3) has been subjected to audit procedures performed in conjunction with the audit of TrustCore Investments, LLC's financial statements. The supplemental information is the responsibility of TrustCore Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules 1 through 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TrustCore Investments, LLC's auditor since December 31, 1999.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2020

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	70,425
Receivable from fund companies		45,310
Prepaid expenses		21,593
Total assets	$	137,328
Liabilities and Member's Equity		
Liabilities:		
Payable to registered representatives	$	47,746
Due to parent company		9,886
Total liabilities		57,632
Member's equity		79,696
Total liabilities and member's equity	$	137,328

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Income

For the Year Ended December 31, 2019

Revenues:	
Commissions	$ 397,968
Interest Income	20
Total revenues	397,988
Operating expenses:	
Commission expense	260,354
Salaries and benefits	46,627
Insurance	12,317
Professional fees	23,445
Communications and data processing	7,903
Regulatory fees and licenses	19,213
Office expense	14,780
Total operating expenses	384,639
Net Income	$ 13,349

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

Balance at December 31, 2018	$	56,347
Member Contribution		10,000
Net Income		13,349
Balance at December 31, 2019	$	79,696

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2019

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)
Statement of Cash Flows

For the Year Ended December 31, 2019

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 13,349
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies	$ (13,303)	
Increase in prepaid expenses	(7,248)	
Decrease in receivable from registered representatives	13,456	
Decrease in payable to registered representatives	(9,360)	
Total adjustments		(16,455)
Net cash used in operating activities		(3,106)
Cash flows from financing activities:		
Member contribution from parent company	10,000	
Decrease in due to parent company	(9,325)	
Net cash provided by financing activities		675
Net decrease in cash and cash equivalents		(2,431)
Cash and cash equivalents at beginning of year		72,856
Cash and cash equivalents at end of year		$ 70,425

The accompanying notes are an integral part of these financial statements.

(1) ***Organization***

TrustCore Investments, LLC (the "Company") is a wholly-owned subsidiary of TrustCore, LLC and is engaged in the securities business. The Company is a limited business broker-dealer which sells general securities on a fully disclosed basis through direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2019.

(b) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade-date basis.

Revenue from contracts with customers include brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may receive a commission. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer.

(2) Summary of Significant Accounting Policies, Continued

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents revenue by major source as of December 31, 2019:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 107,027
Distribution fees	290,941
Total commissions revenue	$ 397,968
Total revenue from contracts with customers	$ 397,968

(c) Income Taxes

As a limited liability company, income taxes on net income are payable personally by the member. Accordingly, no provision or benefit has been made for federal and state income taxes. The federal and state income tax returns associated with the member for 2019 and 2018 are subject to examination by the federal and state tax authorities generally for three years after they were filed. Prior to 2018, the Company filed consolidated federal and state income tax returns with its parent company and other subsidiaries. The consolidated federal and state income tax returns associated with the Company's parent for 2017, 2016, and 2015 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) *Summary of Significant Accounting Policies, Continued*

(e) *New accounting pronouncement*

Effective January 1, 2019, the Company adopted FASB Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). This new accounting guidance is intended to improve financial reporting about leasing information. The ASU effects all companies and other organizations that lease assets such as real estate, airplanes and manufacturing equipment. The ASU requires organizations that lease assets referred to as "Lessees" to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike previous GAAP which required only capital leases to be recognized on the balance sheet the new ASU requires both types of leases (i.e., operating and capital) to be recognized on the balance sheet. The FASB lessee accounting model will continue to account for both types of leases. The capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there is the recognition of a lease liability and a lease asset for all such leases greater than one year in term.

The adoption of this standard did not have a material effect on the Company as the Company does not maintain any leases.

(f) *Advertising Costs*

Advertising costs are expensed as incurred.

(g) *Fair Value of Financial Instruments*

Accounting Standards Codification No. 820, "Fair Value Measurement", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) *Net Capital Requirements and Other Restrictions*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealers aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31,

(3) ***Net Capital Requirements and Other Restrictions, Continued***

2019, the Company had net capital as defined of $45,087 which was $40,087 in excess of its required net capital of $5,000.

(4) ***Due To Parent Company***

The amount of $9,886 at December 31, 2019 represents unsecured non-interest bearing advances made from its 100% member. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and regulatory and license fees expense, represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2019, were approximately $80,000.

The parent company has entered into a line of credit note agreement under a UCC financing statement acknowledgement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is October 9, 2020. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is secured with the parent company and two other affiliated companies. As of December 31, 2019, the outstanding principal balance on the parent company's line of credit was $0. The effective interest rate at December 31, 2019 was 5.00%. The interest, if any, is allocated 100% to the parent company based on the established expense sharing agreement.

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Remaining lease payments, under this agreement, are paid by the parent and scheduled as follows:

Year Ended December 31,	Amount
2020	$ 676,274
2021	689,799
2022	703,595
2023	717,667
2024	732,020
2025 and thereafter	6,408,564
	9,927,919
Less: Present Value Discount	(2,708,345)
Total Lease Liability	$ 7,219,574

(5) *Related Party Transactions, Continued*

Under the provisions of the new lease standard ASU 2016-02, Leases (Topic 842) as described in Note (2)(e), the parent company (as lessee) recognized a right-of-use asset and corresponding lease liability associated with the building lease as described above. As of December 31, 2019, the parent company maintains a right-of-use asset of $7,126,072 and a lease liability of $7,219,574 based on a remaining lease term of 156 months at a discount rate 5.00% (estimated incremental borrowing rate). Lease expense incurred on the lease totaled $756,495 for the current year. Lease expense recognized by the parent company was subject to cost sharing among the parent company and three affiliated companies under the expense sharing agreement.

(6) *Receivable from Fund Companies and Payable to Registered Representatives*

Amounts receivable from fund companies and payable to registered representatives at December 31, 2019, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 45,310	47,746

(7) *Commission Concentrations*

During 2019, four registered representatives (all of which are members of parent company and officers or directors of the Company) accounted for approximately 55% of the total commission revenue for the current year of $397,968 and approximately 58% of the total commission expense for the current year of $260,354.

In addition, within commission revenue two sources accounted for 60% of the total commission revenue for the current year.

(8) *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2019, that were known to management.

(9) *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) *Contingencies*

Management is not aware of any contingencies at December 31, 2019 that have not been disclosed in the financial statements.

(11) *Subsequent Events*

Management has evaluated subsequent events through February 28, 2020, the date which the financial statements were available to be issued.

Schedule 1

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Total member's equity from Statement of Financial Condition	$	79,696
Total member's equity qualified for net capital	$	79,696
Less nonallowable assets and haircuts:		
Receivable from fund companies, outstanding greater than 30 days		13,016
Prepaid expenses		21,593
Total non-allowable assets and haircuts		34,609
Net capital		45,087
Net capital required		5,000
Excess net capital	$	40,087
Aggregate indebtedness as included in the Statement of Financial Condition:		
Payable to registered representatives	$	47,746
Due to parent company		9,886
Total aggregate indebtedness	$	57,632
Ratio of aggregate indebtedness to net capital		127.82%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019):		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	45,237
Effect of audit adjustments		(150)
Net capital, per December 31, 2019 audit report	$	45,087 (a)

(a) The company's (unaudited) FOCUS Report for the period ended December 31, 2019 was amended on February 27, 2020 to reflect the net capital per the December 31, 2019 audit report of $45,087.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under Section K(1) of the Rule.

Schedule 3

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2019

The Company is exempt from the requirements of Rule 15c3-3 under Section K(1) of the Rule.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2019

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2019 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2019	$	45,237
Audit Adjustments:		
To record increase in receivables from non-customers		11,929
To record increase in commission payable		(8,350)
To reflect increase in non-allowable assets resulting from audit		(3,729)
		(150)
Net capital as computed on Schedule 1	$	45,087

The Company is exempt from the reserve requirements of Rule 15c3-3 under Section K(1) of the Rule.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying TrustCore Investments, LLC Exemption Report, in which (1) TrustCore Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TrustCore Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1), exemption provisions and (2) TrustCore Investments, LLC stated that TrustCore Investments, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. TrustCore Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TrustCore Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2020

TrustCore Investments, LLC
SEC #: 8-32152
FINRA #: 15423
February 28, 2020

TrustCore's Exemption Report

TrustCore Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17C.F.R §240.15c3-3 under the following provisions of 17C.F.R §240.15c3-3(k)(1).

2) The Company met the identified exemption provisions in 17C.F.R §240.15c3-3(k)(1) throughout the most recent fiscal year except as described below:

   On January 14, 2019 we received a check from John Hancock for $55,560.00 that we erroneously deposited in TrustCore Investments, LLC's checking account. The check was payable to Judith J Konesky, but mailed in care of TrustCore Investments, LLC and was erroneously submitted to Accounting as a commission check. We realized the error on January 16, 2019 and immediately deposited $55,560.00 into the client's individual account held at Charles Schwab & Co., Inc. Additionally, we used an interest calculator to verify we did not owe Judith Konesky any interest on our deposit.

TrustCore Investments, LLC

I, Darryl L. Edmonds., swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

Vice-President